

October 17, 2014

Via E-Mail
Mr. Andy Ruppanner
Chief Executive Officer
TOA Distribution Systems, Inc.
5700 University West Blvd West
Suite 304
Albuquerque, NM 87106

> **Re:** **TOA Distribution Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed July 14, 2014**
> **File No. 333-153863**

Dear Mr. Ruppanner:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Exhibit 31.1

1.   We note your Section 302(a) Certification located at Exhibit 31.1 is not in the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, you have not included language pertaining to your internal control over financial reporting in paragraph 4 and you have omitted the language of paragraph 4(b). Please further amend the Form 10-K to provide certifications that comply with the form and content requirements of Item 601(b)(31).

Andy Ruppanner
TOA Distribution Systems, Inc.
October 17, 2014
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comment and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining